UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Evans, Robert E.
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  03/27/02    G    V   440           D               126,753        D  Direct
Common Stock                                                                                     31,708         I  401(k) Plan
Common Stock                                                                                     22,777         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation
Incentive Stock Option (right  $9.682                                                                                  11/10/04
to buy)
Incentive Stock Option (right  $15.682                                                                                 04/27/10
to buy)
Incentive Stock Option (right  $17.231                                                                    04/01/04     04/01/09
to buy)
Incentive Stock Option (right  $19.157                                                                    12/10/00     12/10/08
to buy)
Incentive Stock Option (right  $21.603                                                                    07/23/00     07/23/08
to buy)
Incentive Stock Option (right  $21.917                                                                    01/01/00     12/03/07
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Deferred Compensation                    Common Stock                   10,145                    10,145        D   Direct
Incentive Stock Option (right            Common Stock                   25,365                    25,365        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   3,300                     3,300         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,987                     6,987         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,655                     6,655         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,435                     1,435         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   15,372                    15,372        D   Direct
to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Evans, Robert E.
DATE 05/10/02